Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-190198

FINAL TERMS AND CONDITIONS AS OF JUNE 8, 2016 OF
ECOPETROL S.A. U.S.$500,000,000 REOPENING OF 5.875% NOTES DUE 2023

ISSUER:	Ecopetrol S.A.

SECURITY:	5.875% Notes Due 2023 (the “Notes”)

RANKING:	Senior, unsecured and unsubordinated obligations of the Issuer, ranking pari passu, without any preferences among themselves, with all of its other present and future unsecured and unsubordinated obligations that constitute its External Indebtedness (as defined in the prospectus).

PRINCIPAL AMOUNT:	U.S.$500,000,000

REOPENING:	The Notes constitute a further issuance of, and will form a single series with, the U.S.$1,300,000,000 amount of the Issuer’s outstanding 5.875% Notes Due 2023 issued on September 18, 2013.

MATURITY:	September 18, 2023

ISSUE PRICE:	101.612% plus accrued interest from March 18, 2016 to the expected settlement date, plus accrued interest, if any, subsequent to June 15, 2016, if settlement occurs after that date. Accrued interest from March 18, 2016 to the expected settlement date of June 15, 2016 will total US$7,098,958.33

INTEREST PAYMENT DATES:	September 18 and March 18, commencing on September 18, 2016.

COUPON RATE:	5.875%

BENCHMARK TREASURY:	UST 1.625% due May 31, 2023

BENCHMARK TREASURY SPOT AND YIELD:	100-25+ and 1.504%

SPREAD TO BENCHMARK TREASURY:	409.6 bps

REOPENING YIELD:	5.600%

PRICING DATE:	June 8, 2016

MAKE-WHOLE CALL:	45 basis points

EXPECTED SETTLEMENT DATE:	June 15, 2016 (T+5)

NET PROCEEDS BEFORE EXPENSES:	U.S.$507,060,000 excluding accrued interest

CUSIP/ISIN:	CUSIP: 279158 AC3 ISIN: US279158AC30

CLEARING:	DTC / Euroclear / Clearstream

JOINT BOOK-RUNNING MANAGERS:	HSBC Securities (USA) Inc. Merrill Lynch, Pierce, Fenner & Smith Incorporated

MINIMUM DENOMINATION:	U.S.$1,000 and integral multiples of U.S.$1,000 in excess thereof

GOVERNING LAW:	New York

FORMAT:	SEC Registered

DAY COUNT:	30/360

OPTIONAL REDEMPTION PROVISIONS:	At any time or from time to time, in whole or in part, at the Issuer’s option at a make-whole premium based on Treasury Rate plus 45 basis points.

WITHHOLDING TAX REDEMPTION PROVISIONS:	At any time at the Issuer’s option if the Issuer becomes obligated to pay additional amounts under the Notes, in whole but not in part, at par.

EXPECTED RATINGS[1]:	Baa3 / BBB / BBB (Moody’s / S&P / Fitch)

1 A rating of securities is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering, including the Issuer’s current reports on Form 6-K, filed with the SEC on June 7, 2016 and June 8, 2016, including any exhibits thereto, each accessible via the following links: https://www.sec.gov/Archives/edgar/data/1444406/000114420416107316/v441928_6k.htm
https://www.sec.gov/Archives/edgar/data/1444406/000114420416107395/v441778_6k.htm, and https://www.sec.gov/Archives/edgar/data/1444406/000114420416107395/v441778_ex99-1.htm. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Underwriters can arrange to send you the prospectus if you request it by calling or writing HSBC Securities (USA) Inc. at 1-866-811-8049 or Merrill Lynch, Pierce, Fenner & Smith Incorporated at 1-800-294-1322.